FILING PURSUANT TO RULE 425 OF THE SECURITIES ACT OF 1933, AS AMENDED, AND DEEMED TO BE FILED PURSUANT TO RULE 14a-12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

FILER: TRW INC

SUBJECT COMPANY: TRW INC. (NO. 1-2384)

FILING: NORTHROP GRUMMAN

CORPORATION’S REGISTRATION

STATEMENT ON FORM S-4

(REGISTRATION NO. 333-83672)

[Letter from Kent Kresa to TRW employees posted on TRW intranet]

[NORTHROP GRUMMAN LOGO]

July 1, 2002

To TRW Employees:

As you have already heard from your chairman, Phil Odeen, Northrop Grumman and TRW jointly announced today that we have entered into a definitive merger agreement under which Northrop Grumman will acquire TRW. On behalf of Northrop Grumman, I would like to take this opportunity to tell you how pleased and excited I am about our future.

The combined entity of Northrop Grumman and TRW will create the nation’s second-largest defense enterprise. With 2003 projected sales of more than $26 billion, our new organization will be a powerful and highly competitive company with tremendous growth prospects.

In recent years Northrop Grumman has become an industry leader in systems integration, defense electronics, information technology and nuclear and non-nuclear ships. With the acquisition of TRW, we gain tremendous new capabilities in critical areas of satellite systems and missile defense—and also add great strength to our already substantial business in information technology and systems integration capabilities. In fact, thanks to TRW, Northrop Grumman will now be the largest provider of information technology to the federal government and one of three major contributors to the nation’s satellite and missile defense requirements.

I respect and value your expertise, creativity and dedication that have made TRW such a great company. Let me add that you are joining a team of highly skilled and motivated professionals from the many heritage companies that comprise Northrop Grumman today. I know that more than 20,000 of you will soon enjoy and truly benefit from being a part of the Northrop Grumman team. Northrop Grumman’s growth plan is impressive, and it will create many opportunities for continued professional development and achievement throughout the organization.

TRW employees in the automotive operation should understand that Northrop Grumman, in undertaking the sale or spin-off of your business, will manage the transaction in a way that contributes to your continuing success.

Like all pending acquisitions, today’s announced transaction must still undergo the normal government approval process, but a transition team consisting of both TRW and Northrop Grumman members will immediately be put into place.

I look forward to working with Phil and all of TRW’s senior management team as we progress toward completion of the transaction. Also, I and Ron Sugar, Northrop Grumman’s president and chief operating officer, look forward to communicating with you—and meeting many of you—later this year when we celebrate “Day One” and the completion of this very important transaction for both companies.

Sincerely,

Kent Kresa
Chairman and Chief Executive Officer
Northrop Grumman Corporation

The directors and certain executive officers of TRW may be deemed to be participants in the solicitation of proxies from shareholders of TRW in connection with TRW’s special meeting of shareholders to consider the Agreement and Plan of Merger, dated as of June 30, 2002, with Northrop Grumman. Information concerning such participants is contained in TRW’s definitive proxy statement relating to TRW’s 2002 Annual Meeting filed with the Securities and Exchange Commission on March 4, 2002 on Schedule 14A, and certain additional information concerning such participants will be contained in the joint proxy statement/prospectus relating to the proposed merger of Northrop Grumman and TRW Inc. that will be filed with the Securities and Exchange Commission.

This communication relates to the Agreement and Plan of Merger with Northrop Grumman. Shareholders of TRW are advised to read the JOINT PROXY STATEMENT FOR THE SPECIAL MEETING IN CONNECTION WITH THE AGREEMENT AND PLAN OF MERGER WHEN IT BECOMES AVAILABLE, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Shareholders of TRW and other interested parties may obtain, upon filing, free of charge, copies of TRW’s proxy statement and other documents filed by TRW with the SEC at the SEC’s internet website at www.sec.gov. Each of these documents may also be obtained free of charge by calling investor relations at TRW at (216) 291-7506.